UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

RESULTS OF POSTAL BALLOT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

RESULTS OF POSTAL BALLOT

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the copy of the Postal Ballot voting results, scrutinizer’s report and minutes of the proceedings of the Postal Ballot concluded on November 26, 2024.

The following is a brief description of the matter voted upon by the members of the Company through e-voting.

S.No.	Particulars
1.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V
2.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V

The matters to be voted upon were notified to the Indian shareholders as on cutoff date determined by the Company and to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a cutoff date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The e-voting period commenced on October 28, 2024 9:00 hours (IST) and ended on November 26, 2024 17:00 hours (IST).

All resolutions as set out in the postal ballot notice have been duly passed by the shareholders/ registered holders of ADSs with requisite majority.

A copy of the intimation as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: December 02, 2024	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Results of Postal ballot